Exhibit 21

SUBSIDIARIES OF NEXTERA ENERGY PARTNERS, LP

NextEra Energy Partners, LP’s principal subsidiaries as of December 31, 2014 are listed below.

Subsidiary	Jurisdiction
NextEra Energy Operating Partners GP, LLC	Delaware
NextEra Energy Operating Partners, LP(a)	Delaware
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(a)	Includes 26 subsidiaries that operate in the United States and 34 subsidiaries that operate in Canada in the same line of business as NextEra Energy Operating Partners, LP.